August 2, 2005



Mr. Kam Shah
Chief Executive and Financial Officer
Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario M5R 2G3


	Re:	Bontan Corporation Inc.
		Form 20-F for Fiscal Year Ended March 31, 2004
Filed August 30, 2004
      File No. 0-30314


Dear Mr. Shah:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2004

Auditors` Report, page F-2

1. We note in the fifth paragraph of the Auditors` Report that
"The
consolidated financial statements for the years ended March 31,
2003
and 2002 were audited by another firm of Chartered Accountants, who expressed opinions without reservation on those financial statements in their reports dated June 16, 2003 and June 27, 2002." Please note that you are required to file the separate audit report and consent of the accountant that audited your financial statements in prior years. Refer to Item 17(a) of Form 20-F and amend your filing as appropriate.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

2. We note that you have presented net loss per share for the fiscal years 2002 and 2003 based on the pre-reverse split number of shares issued and outstanding. Please refer to paragraph 58 of CICA 3500, which requires retroactive presentation of per share disclosure, and revise your calculation of net loss per share accordingly. Additionally address the number of shares "pre-split" which you have presented on the face of your Consolidated Statement of Shareholders`
Equity on page F-7.

Consolidated Statements of Cash Flows, page F-6

3. We note in your reconciliation of net loss to net cash used in operating activities that you present a subtotal of net loss and various charges and credits above total net cash used in operating activities. We note the Illustrative example in CICA 1540, and that the subtotal presented does not include net loss; rather the presentation only includes "items not affecting cash." Support your disclosure of this subtotal under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

Note 2 - Significant Accounting Policies, page F-9

Stock-Based Compensation Plan, page F-11

4. Please support your statement, with respect to CICA 3870, that "The new standard permits the Company to continue its existing policy of recording no compensation costs on the grant of stock options to employees but to disclose on a pro forma basis net earnings and earnings per share had the Company adopted the fair value method for accounting for options granted to employees."

Note 3 - Prepaid and Other Receivables, page F-11

5. Please explain the nature and terms of the amount due from a director. We may have further comment.

Note 4 - Advances, page F-12

6. We note that in your Form 6-K for the Fiscal Quarter Ended December 31, 2004 the amount you have presented in the Advances line item at March 31, 2004 has been reduced to zero at December 31, 2004.
Please reconcile the difference between the amount recorded as an Advance of $2,530,353 with the balance recorded in the Oil and gas properties investment line item of $2,366,586.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Kam Shah
Bontan Corporation Inc.
August 2, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010